GLOWPOINT, INC.
999 18th Street, Suite 1350S
Denver, Colorado 80202

November 25, 2019

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn:    Mr. Matthew Derby, Staff Attorney

Re:    Glowpoint, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed November 14, 2019
File No. 001-35376

Dear Mr. Derby:
This letter sets forth the responses of Glowpoint, Inc., a Delaware corporation (the "Company," "we," "our" and "us") to the comments provided by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its comment letter dated November 22, 2019 (the "Comment Letter") with respect to the Preliminary Proxy Statement on Schedule 14A filed by the Company on November 14, 2019 (the "Proxy Statement"). In connection with the Company’s responses set forth below, the Company has attached hereto Annex A, which includes revised disclosure that will be included in an amendment to the Proxy Statement ("Amendment No. 1") in response to Comments No. 1, 2 and 3 below.
For your convenience, the Company has repeated each comment of the Staff exactly as given in the Comment Letter in bold and italic font below, and set forth below each such comment is the Company’s response. Page numbers referenced in the responses refer to page numbers in the Proxy Statement. Capitalized terms used and not defined herein have the meanings given to such terms in the Proxy Statement.
General

1.
It appears that the issuance of common stock upon conversion of the Series C and Series D convertible preferred stock and the election of Mr. Underkoffler are post-closing conditions of your acquisition of Oblong. It does not appear that there will be a separate stockholder vote to approve of the acquisition. Please advise us whether you are required to disclose the information required by Items 12, 13, and 14 of Schedule 14A with respect to the Oblong acquisition transaction. Please refer to Note A of Schedule 14A.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company previously considered the instructions in Note A to Schedule 14A in determining whether to include the disclosures required by Items 12, 13 and 14 of Schedule 14A in the Proxy Statement. After review and consideration, the Company determined, and continues to believe, that the instruction is inapplicable to the stockholder vote to approve the issuance of shares of the Company’s Common Stock in connection with the

US 167130580v2

conversion of the outstanding shares of Series D Preferred Stock (Proposal No. 2 in the Proxy Statement) and Series E Preferred Stock (Proposal No. 3 in the Proxy Statement) (which we refer to herein collectively as the "NYSE Proposals") and that the information required by Items 12, 13 and 14 is not material to, and could potentially mislead, its stockholders in connection with the vote on the NYSE Proposals.
Note A to Schedule 14A acknowledges that certain proposals to be acted upon by stockholders may involve the matters described by, and would therefore require the disclosure of information pursuant to, more than one item of Schedule 14A. Note A goes on to provide an example of such a circumstance "where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition."
While the Company, through the NYSE Proposals, is asking its stockholders to approve the issuance of additional securities, the additional securities to be issued (shares of the Company’s Common Stock) will not be used for the purpose of acquiring Oblong Industries, Inc. ("Oblong") or any other assets or company, or in exchange for any securities of Oblong. The Company’s acquisition of Oblong (the "Oblong Acquisition") for shares of the Company’s Series D Preferred Stock, and the Company’s issuance of Series E Preferred Stock for cash (the "Series E Financing"), each closed on October 1, 2019. In connection with the closing of the Oblong Acquisition, John Underkoffler was appointed as a member of our Board of Directors to fill the vacancy on our Board resulting from the resignation of David Giangano. However, neither the Agreement and Plan of Merger, dated September 12, 2019, as amended (the "Oblong Agreement"), nor the Series E Preferred Stock Purchase Agreement, dated October 1, 2019 (the "Series E SPA"), contains any post-closing conditions or conditions subsequent for the effectiveness of the Oblong Acquisition or Series E Financing, respectively, with respect to the conversion of the Series D or Series E Preferred Stock or the re-election of Mr. Underkoffler to the Board. As a result, neither the outcome of the vote on the NYSE Proposals nor the re-election of Mr. Underkoffler to our Board at the Annual Meeting will have any impact with respect to the effectiveness of the Oblong Acquisition or Series E Financing, or in any way facilitate or hinder such completed transactions.
The NYSE Proposals instead relate to the independent questions of whether additional shares of the Company’s Common Stock will now be issued to permit the conversion of the Company’s previously issued shares of Series D Preferred Stock and Series E Preferred Stock, respectively, and, as a result, what the capital structure of the Company will look like on a go-forward basis. If Proposal No. 2 is not approved, then the Series D Preferred Stock will simply remain outstanding and will not be convertible into shares of the Company’s Common Stock, subject to a limited exception that would allow the issuance of up to 19.9% of the amount of the Company’s Common Stock outstanding as of October 1, 2019 upon conversions of Series D and Series E Preferred Stock in the aggregate. The Proxy Statement includes on page 27-28 a description of certain effects of a failure of the Company’s stockholders to approve the conversion of the Series D Preferred Stock, including the dividend, liquidation and voting characteristics of such shares should they simply remain outstanding. Similarly, if Proposal No. 3 is not approved, then the Series E Preferred Stock will simply remain outstanding with the same very limited conversion ability, and the Proxy Statement includes on pages 32-33 a description of certain effects of a failure of the Company’s stockholders to approve the conversion of the Series E Preferred Stock. In each case, this is an outcome contemplated by the Certificates of Designation governing the Series D and Series E Preferred Stock, respectively, as well as the Oblong Agreement and the Series E SPA, and of which the parties to such agreements were fully aware at the time that they entered into such agreements.

US 167130580v2

In addition, the Board’s nomination of Mr. Underkoffler for election by the Company’s stockholders to our Board at the Annual Meeting was made in the discretion of our Board, upon recommendation by the Nominating Committee of our Board, for the reasons set forth on page 16 of the Proxy Statement and not as a result of any contractual right or commitment arising out of the Oblong Acquisition or Series E Financing.
In light of the foregoing, the Company respectfully submits that the information required by Items 12, 13 and 14 of Schedule 14A is inapplicable to the decision to be made by the Company’s stockholders at the Annual Meeting. Such information, if included in the Proxy Statement, may in fact cause confusion regarding the nature of the NYSE Proposals and mislead stockholders into believing that by voting against the NYSE Proposals or the election of Mr. Underkoffler they are somehow voting against the consummation of the Oblong Acquisition and/or the Series E Financing. We do, however, believe the Staff’s comment highlights an important point of potential confusion to investors in the initial draft of the Proxy Statement, and the Company will revise the disclosure on page 13 of the Proxy Statement to add the additional questions and answers set forth on Annex A hereto to clarify that neither the Oblong Acquisition nor the Series E Financing will be unwound or otherwise affected by the outcome of the vote on the election of our Board of Directors or the NYSE Proposals.

2.
It appears that the issuance of common stock upon conversion of the Series C and Series D convertible preferred stock will result in a change of control of the company. Please revise to quantify the combined voting power of the stock issued as a result of the conversion, disclose the change of control and the new control persons, and their post conversion holdings.

In response to the Staff’s comment, the Company will revise disclosure included on pages 26-27 and 31-32 of the Proxy Statement as set forth on Annex A hereto to (i) quantify the combined voting power of the stock issued as a result of the conversion of the Series D and Series E convertible preferred stock and (ii) disclose the occurrence of a change of control as a result of the conversion of the Series D and Series E convertible preferred stock as well as the identity and post-conversion holdings of any new control persons.
The Company will include the revised disclosure set forth on Annex A in Amendment No. 1.

3.
Please clarify how the possible reverse stock splits will affect the voting power of the holders of your convertible preferred stock. If the reverse stock split does not alter the voting power of the convertible preferred stock, it appears the voting power of the common stockholders will be diluted. To the extent relevant, please also clarify the amount of voting power dilution that may occur for various reverse stock split ratios.

In response to the Staff’s comment, the Company will revise disclosure included on pages 34-35 of the Proxy Statement as set forth on Annex A hereto to clarify that proportionate voting rights of the holders of the Company’s common stock and convertible preferred stock would not be affected by the reverse stock split, except to the extent that the reverse stock split results in any of the Company’s stockholders owning a fractional share, since any resulting fractional share will be rounded up to a whole share. For example, a holder of 1.0% of the voting power of the outstanding shares of the Company’s common stock immediately prior to the effective time of the reverse stock split would continue to hold 1.0% of the voting power of the outstanding shares of common stock after the reverse stock split, subject to the de minimis effect of any fractional share being rounded up to a whole share.
Further, with respect to the Company’s issued and outstanding shares of convertible preferred stock specifically, effective simultaneously with the reverse stock split, proportionate adjustments will be made to

US 167130580v2

the per share exercise price and/or the number of shares issuable upon conversion of all outstanding convertible securities, including the Series A-2 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock of the Company. As a result, because the Company’s issued and outstanding Series A-2 Preferred Stock and Series C Preferred Stock votes with our common stock on an as-converted basis, the proportional adjustment to the conversion price of these securities will mean that the Series A-2 Preferred Stock and Series C Preferred Stock will have a different number of votes following the effective time of the reverse stock split. However, the proportionate voting interest held by the holders of the Series A-2 Preferred Stock and Series C Preferred Stock, respectively, will not change and, as a result, will not cause voting dilution to the holders of the Company’s common stock as a result of the reverse stock split. Shares of the Company’s Series D Preferred Stock and Series E Preferred Stock do not vote on an as-converted basis with shares of the Company’s common stock except as required by applicable law. However, as noted above, proportionate adjustments will also be made to the per share exercise price and/or the number of shares issuable upon conversion of these securities and, therefore, voting dilution will not result to the holders of the Company’s common stock as a result of the reverse stock split.
The Company will include the revised disclosure set forth on Annex A in Amendment No. 1.
Closing Comments:
We acknowledge that the Company is responsible for the accuracy and adequacy of the disclosure in the filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
I sincerely hope that we have addressed the Staff’s comments included in the Comment Letter. We will be pleased to respond promptly to any additional requests for information or material that I may provide in order to facilitate your review.

Sincerely,

/s/ Peter Holst
Peter Holst
President and Chief Executive Officer

cc:    Edwin Kim, Securities and Exchange Commission
David Clark, Chief Financial Officer
Ronald R. Levine, II, Arnold & Porter Kaye Scholer LLP

US 167130580v2

ANNEX A
In furtherance of our responses to the Comment Letter set forth above, the Company proposes to include the revised disclosure set forth below in Amendment No. 1. The revised disclosure set forth in this Annex A has been marked to show all of the Company’s proposed changes to the language included in the initial draft of the Proxy Statement. Page numbers referenced in this Annex A refer to page numbers in the Proxy Statement.

Q. What equity stake will the Company's existing common stockholders, the Company’s existing Series E and Series D Preferred stockholders and affiliates of Foundry Group hold in the Company if Proposals No. 2 and 3 are both approved?
A.     If Proposals No. 2 and 3 are both approved, based on the number of shares of Common Stock outstanding as of November 8, 2019 and assuming conversion of the Series A-2 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, then the Company anticipates that:

•	the existing holders of the Company’s Common Stock will, in the aggregate, hold approximately 5,140,500, or 21.8%, of our Common Stock; and

•
the former holders of the Series D and Series E Preferred Stock will, in the aggregate, hold approximately 18,246,960, or 77.5%, of our Common Stock outstanding, and, out of this number, affiliates of the Foundry Group will hold approximately 7,112,178, or 30.2%, of our Common Stock. No other stockholder of the Company is expected to hold more than 30.0% of our Common Stock on a fully converted basis.

See "Effects of Approving the Conversion" under each of Proposals No 2 and 3 below for additional discussion of the effect on our existing common stockholders of the approval of the conversion of the Series D and Series E Preferred Stock, respectively.
Q. What will happen if stockholders fail to approve either Proposal No. 2 or Proposal No. 3 at the Annual Meeting?
A.     If our stockholders fail to approve Proposal No. 2 at the Annual Meeting, then the Series D Preferred Stock will remain outstanding in accordance with its terms. If our stockholders fail to approve Proposal No. 3 at the Annual Meeting, then the Series E Preferred Stock will remain outstanding in accordance with its terms. In either case, the failure to approve such conversion will have no impact on the Merger or the Series E Financing, each of which closed effective as of October 1, 2019.
See "Effects of Failure to Approve the Conversion" under Proposals No. 2 and 3 below for additional discussion of the effect on our existing common stockholders of the failure to approve the conversion of the Series D and Series E Preferred Stock.
Pages 26-27
Effects of Approving the Conversion
Generally. If our stockholders vote to approve this Proposal No. 2, the conversion of issued and outstanding shares of Series D Preferred Stock into shares of Glowpoint’s Common Stock will occur automatically following receipt of all required authorizations and approvals from the NYSE American (or any such other exchange upon which Glowpoint’s securities are then listed for trading) for the listing of the Common Stock underlying the Series D Preferred

US 167130580v2

Stock and the continued listing of Glowpoint after the conversion of the Series D Preferred Stock. The conversion of the Series D Preferred Stock will not require any further approval by us, our common or preferred stockholders, or the holders of the Series D Preferred Stock. The shares of Series D Preferred Stock that are converted into shares of Common Stock will revert to the status of authorized but unissued and undesignated shares of preferred stock.
Occurrence of a Change of Control. The issuance of shares of the Company’s Common Stock upon the conversion of the Series D Preferred Stock as set forth herein may be deemed to result in a change of control of our Company, including under the NYSE American Company Guide. Notwithstanding the above, the Company does not expect to incur any payments under any of its outstanding employment agreements as a result of any such change of control.
Upon the conversion, in addition to any other holdings they may have, the former holders of the Series D Preferred Stock and Series E Preferred Stock will, in the aggregate, hold approximately 77.5% of our Common Stock outstanding, equaling 77.5% of the voting power of such stock, in each case based on the number of shares of Common Stock outstanding as of November 8, 2019, and assuming conversion of the Series A-2 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. No stockholder will hold more than 50.0% of our Common Stock following this conversion. However, following this conversion, one stockholder will hold more than 30.0% of our Common Stock. This stockholder is an affiliate of Foundry Group, and will hold approximately 30.2% of our Common Stock, equaling 30.2% of the voting power of such stock.
Dilutive Effect on Current Common Stockholders. The Common Stock issued in the conversion would dilute the percentage ownership of the holders of Common Stock currently outstanding, and the resale of these shares could have an adverse effect on the trading price of our Common Stock. The shares issued to the former Oblong equity holders in connection with the Merger were issued in a transaction intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). Therefore, those shares are not currently freely tradeable under the federal securities laws. However, in connection with Glowpoint’s October 2019 Financing described under Proposal No. 3 below, Glowpoint provided the purchasers in such financing, including affiliates of Foundry Group, Greenspring Associates and Morgan Stanley, with certain rights to require Glowpoint to file and maintain the effectiveness of a registration statement with respect to the re-sale of Common Stock underlying such purchasers’ shares of Series D and Series E Preferred Stock. In addition, shares of Common Stock underlying shares of Series D Preferred Stock held by other former Oblong equity holders will become tradeable upon the expiration of the holding period under Rule 144 promulgated under the Securities Act, subject to and in accordance with any restrictions set forth in Rule 144.
Pages 31-32
Effects of Approving the Conversion
Generally. If our stockholders vote to approve this Proposal No. 2, the conversion of issued and outstanding shares of Series D Preferred Stock into shares of Glowpoint’s Common Stock will occur automatically following receipt of all required authorizations and approvals from the NYSE American (or any such other exchange upon which Glowpoint’s securities are then listed for trading) for the listing of the Common Stock underlying the Series D Preferred Stock and the continued listing of Glowpoint after the conversion of the Series D Preferred Stock. The conversion of the Series D Preferred Stock will not require any further approval by us, our common or preferred stockholders, or the holders of the Series D Preferred Stock. The shares of Series D Preferred Stock that are converted into shares of Common Stock will revert to the status of authorized but unissued and undesignated shares of preferred stock.
Occurrence of a Change of Control. The issuance of shares of the Company’s Common Stock upon the conversion of the Series D Preferred Stock as set forth herein may be deemed to result in a change of control of our Company, including under the NYSE American Company Guide. Notwithstanding the above, the Company does not expect to incur any payments under any of its outstanding employment agreements as a result of any such change of control.

US 167130580v2

Upon the conversion, in addition to any other holdings they may have, the former holders of the Series D Preferred Stock and Series E Preferred Stock ~~(not including shares of Restricted Series D Preferred Stock)~~ will, in the aggregate, hold approximately 77.5% ~~73.1%~~ of our Common Stock outstanding, equaling 77.5% of the voting power of such stock, in each case based on the number of shares of Common Stock outstanding as of November 8, 2019, and assuming conversion of the Series A-2 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. No stockholder will hold more than 50.0% of our Common Stock following this conversion. However, following this conversion, one stockholder will hold more than 30.0% of our Common Stock. This stockholder is an ~~In particular,~~ affiliate~~s~~ of Foundry Group, and will hold approximately 30.2% ~~30.8%~~ of our Common Stock, equaling 30.2% of the voting power of such stock.
Dilutive Effect on Current Common Stockholders. The Common Stock issued in the conversion would dilute the percentage ownership of the holders of Common Stock currently outstanding, and the resale of these shares could have an adverse effect on the trading price of our Common Stock. The shares issued to the former Oblong equity holders in connection with the Merger were issued in a transaction intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). Therefore, those shares are not currently freely tradeable under the federal securities laws. However, in connection with Glowpoint’s October 2019 Financing described under Proposal No. 3 below, Glowpoint provided the purchasers in such financing, including affiliates of Foundry Group, Greenspring Associates and Morgan Stanley, with certain rights to require Glowpoint to file and maintain the effectiveness of a registration statement with respect to the re-sale of Common Stock underlying such purchasers’ shares of Series D and Series E Preferred Stock. In addition, shares of Common Stock underlying shares of Series D Preferred Stock held by other former Oblong equity holders will become tradeable upon the expiration of the holding period under Rule 144 promulgated under the Securities Act, subject to and in accordance with any restrictions set forth in Rule 144.
Pages 31-32
Effects of Approving the Conversion
Generally. If our stockholders vote to approve this Proposal No. 3, the conversion of issued and outstanding shares of Series E Preferred Stock into shares of Glowpoint’s Common Stock will occur automatically following receipt of all required authorizations and approvals from the NYSE American (or any such other exchange upon which Glowpoint’s securities are then listed for trading) for the listing of the Common Stock underlying the Series E Preferred Stock and the continued listing of Glowpoint after the conversion of the Series E Preferred Stock. The conversion of the Series E Preferred Stock will not require any further approval by us, our common or preferred stockholders, or the holders of the Series E Preferred Stock. The shares of Series E Preferred Stock that are converted into shares of Common Stock will revert to the status of authorized but unissued and undesignated shares of preferred stock.
Occurrence of Change of Control. The issuance of shares of the Company’s Common Stock upon the conversion of the Series E Preferred Stock as set forth herein may be deemed to result in a change of control of our Company, including under the NYSE American Company Guide. Notwithstanding the above, the Company does not expect to incur any payments under any of its outstanding employment agreements as a result of any such change of control.
Upon the conversion, in addition to any other holdings they may have, the former holders of ~~issued and outstanding~~ the Series E Preferred Stock and Series D Preferred Stock will, in the aggregate, hold approximately 77.5% ~~3.8%~~ of our Common Stock outstanding, equaling 77.5% of the voting power of such stock, in each case based on the number of shares of Common Stock outstanding as of November 8, 2019 ~~on the Record Date~~, and assuming conversion of the Series A-2 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock. No stockholder will hold more than 50.0% of our Common Stock following the conversion. However, following the conversion, one stockholder, will hold more than 30.0% of our Common Stock. This stockholder is an ~~In particular,~~ affiliate~~s~~ of Foundry Group, and will hold approximately 30.2% ~~30.8%~~ of our Common Stock, equaling 30.2% of the voting power of such stock.

US 167130580v2

Dilutive Effect on Current Common Stockholders. The Common Stock issued in the conversion would dilute the percentage ownership of the holders of Common Stock currently outstanding, and the resale of these shares could have an adverse effect on the trading price of our Common Stock. The shares issued to purchasers in the Series E Financing ~~the former Oblong equity holders in connection with the Merger~~ were issued in a transaction intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"). Therefore, those shares are not currently freely tradeable under the federal securities laws. However, in connection with the October 2019 Financing, Glowpoint provided the purchasers in such financing, including affiliates of Foundry Group, Greenspring Associates and Morgan Stanley, with certain rights to require Glowpoint to file and maintain the effectiveness of a registration statement with respect to the re-sale of Common Stock underlying such purchasers’ shares of Series D and Series E Preferred Stock.
Pages 34-35
Principal Effects of the Reverse Stock Split
Effect on Proportionate Ownership. The Reverse Stock Split will be effected simultaneously for all outstanding shares of Common Stock. The Reverse Stock Split will affect all of Glowpoint’s stockholders uniformly and will not affect any stockholder’s percentage ownership interest in Glowpoint, except to the extent that the Reverse Stock Split results in any of Glowpoint’s stockholders owning a fractional share, since any resulting fractional share will be rounded up to a whole share. Shares of Glowpoint’s Common Stock issued pursuant to the Reverse Stock Split will remain fully paid and nonassessable. The Reverse Stock Split does not affect the total proportionate ownership of Glowpoint following the conversion of the Series D and Series E Preferred Stock into shares of the Company’s Common Stock. The Reverse Stock Split will not affect Glowpoint continuing to be subject to the periodic reporting requirements of the Exchange Act.
Effect on Outstanding Options, Stock Option and Equity Incentive Plans and Warrants. In addition, proportionate adjustments will be made to the per share exercise price and/or the number of shares issuable upon the exercise or conversion of all outstanding options and other convertible or exchangeable securities (including the Series A-2 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock) entitling the holders thereof to purchase, exchange for, or convert into, shares of Common Stock, which will result in approximately the same aggregate price being required to be paid for such options and restricted stock awards and units upon exercise immediately preceding the Reverse Stock Split. The number of shares reserved for issuance or pursuant to the securities or plans described in the immediately preceding sentence will be reduced proportionately.
Effect on Voting Rights. Proportionate voting rights of the holders of the Company’s common stock and convertible preferred stock will not be affected by the reverse stock split, regardless of the reverse stock split ratio selected by the Board, except to the extent that the reverse stock split results in any of the Company’s stockholders owning a fractional share, since any resulting fractional share will be rounded up to a whole share. For example, a holder of 1.0% of the voting power of the outstanding shares of the Company’s common stock immediately prior to the effective time of the reverse stock split would continue to hold 1.0% of the voting power of the outstanding shares of common stock after the reverse stock split, regardless of the reverse stock split ratio selected by the Board, subject to the de minimis effect of any fractional share being rounded up to a whole share.
Further, with respect to the Company’s issued and outstanding shares of convertible preferred stock specifically, as noted above, effective simultaneously with the reverse stock split, proportionate adjustments will be made to the per share exercise price and/or the number of shares issuable upon conversion of all outstanding convertible securities, including the Series A-2 Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock of the Company. As a result, because the Company’s issued and outstanding Series A-2 Preferred Stock and Series C Preferred Stock votes with our common stock on an as-converted basis, the proportional adjustment to the conversion price of these securities will mean that the Series A-2 Preferred Stock and Series C Preferred Stock will have a different number of votes following the effective time of the reverse stock split. However, the proportionate voting interest held by the holders of the Series A-2 Preferred Stock and Series C Preferred Stock, respectively, will not change and, as a result, will not cause voting dilution to the holders of the Company’s common stock as a result of the reverse stock split. Shares of the Company’s

US 167130580v2

Series D Preferred Stock and Series E Preferred Stock do not vote on an as-converted basis with shares of the Company’s common stock except as required by applicable law. However, as noted above, proportionate adjustments will also be made to the per share exercise price and/or the number of shares issuable upon conversion of these securities and, therefore, voting dilution will not result to the holders of the Company’s common stock as a result of the reverse stock split.

US 167130580v2